PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933
(To Prospectus dated May 24, 2023)

Registration Statement No. 333-268835

SATIXFY COMMUNICATIONS LTD.

Ordinary Shares

This prospectus supplement supplements the prospectus dated May 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-268835). This prospectus supplement is being filed to update and supplement the information in the Prospectus, including our results for the six months ended June 30, 2023 and information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” including with respect to recent developments, and we have attached to this prospectus supplement, and incorporated by reference into it, the report on Form 6-K filed with the Securities and Exchange Commission on September 5, 2023 by SatixFy Communications Ltd.

This prospectus supplement, together with the Prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of SatixFy Communications Ltd.

September 5, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧             Form 40-F ☐

EXPLANATORY NOTE

On September 5, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the second quarter ended June 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

In addition, on the same day, the Company issued condensed interim unaudited consolidated financial statements and a summary of its operating and financial review and prospects, each as of June 30, 2023, furnished herewith as Exhibits 99.2 and 99.3, respectively.

Attached hereto and incorporated by reference herein are the following exhibits:

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Registrant's press release entitled “SatixFy Announces Second Quarter 2023 Results”
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2023
99.3	Operating and Financial Review and Prospects as of June 30, 2023
99.4	Consent, Waiver and Third Amendment to Credit Agreement, dated as of June 2, 2023, by and among the Company, the lenders thereto, and Wilmington Savings Fund Society, FSB, as administrative agent.

This 6-K (excluding the paragraphs preceding the heading “First Half 2023 Results” in Exhibit 99.1) is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005), its Registration Statements on Form F-1/A filed with the Securities and Exchange Commission on May 11, 2023 (File No. 333-268835) and January 19, 2023 (File No. 333-268510) and its Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 21, 2022 (File No. 333-267015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

September 5, 2023

Exhibit 99.1

SatixFy Announces First Half 2023 Results

Rehovot, Israel – September 5, 2023 – SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house developed chipsets, today announced its consolidated financial results for the first half of 2023.

Nir Barkan, CEO of SatixFy, commented: “We are pleased with the continued increase in our revenue, which demonstrates that Satixfy is growing in accordance with our plans, while continuing our investment in R&D in order to maintain our edge and advance our satellite communication systems and chipsets.”

Continued Mr. Barkan, “We recently took the strategic decision to focus our satellite business on our core competencies of development of groundbreaking chipsets supporting multi beam digital antennas and on-board processing for the space industry and advanced ground terminals. In line with this strategy, last week we announced a landmark $60 million agreement for Satixfy with MDA, a leading provider of advanced satellite technology. Under the agreement, we expect to generate $40 million for the sale of our UK subsidiary to MDA as well as $20 million in commercial agreements for our space-grade ASICs, which includes the previous $10 million advanced payment made in June to be applied to future orders of our space grade chips. This UK subsidiary is focused on designing digital payloads for satellites using the company chipset. We have kept the chips and related IP within Satixfy and will be offering it to the satellite payloads vendors.”

“Not only does this deal significantly strengthen our balance sheet, but we also expect that this transaction will increase our chipset sales into satellite digital payloads and will lead to increased collaboration between MDA and SatixFy into new areas. We believe that our previous investment in technology has positioned us well, allowing us to offer the most advanced solutions at a crucial time to the rapid growing LEO satellite market, ” concluded Mr. Barkan.

First Half 2023 Results

Total revenues for the first half, ended June 30, 2023, were $5.7 million, an increase of 71%, compared to $3.3 million in the first half of 2022. The increase was driven equally by an increase in revenues from development services and preproduction and sales of products.

Development services and preproduction were $4.1 million, or a 38% increase, for the first half of 2023 compared to the first half of 2022 mainly due to new projects since the beginning of 2023. Sales of products were $1.5 million, an increase of 370%, for the first half 2023 compared to the first half of 2022, primarily driven by delivery of delayed orders from 2022.

Gross profit for the first half of 2023 was $2.3 million (gross margin of 41.0%), an increase of 31%, compared with $1.8 million (gross margin of 54%) in the first half of 2022. The decline in gross margin was primarily driven by an increase in project costs, combined with an increase in sales of products which carry low profitability.

Operating loss was $16.6 million in the first half of 2023, compared with an operating loss of $12.5 million in the first half of 2022.

Net loss for the first half of 2023 was $46.5 million, or $0.57 per basic share, compared with a net loss of $15.4 million, or $0.98 per basic share, in the first half of 2022.

Cash and cash equivalents as of June 30, 2023 totaled $11.5 million, compared to $11.9 million as of December 31, 2022.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA, for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not close or that some or all of the expected benefits of the transaction to SatixFy will not be achieved, including, but not limited to, as a result of conditions placed by regulators, lenders or other third parties on the transaction; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that, upon the consummation of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction will not give SatixFy a significant competitive advantage or open up its products to broader markets, as well as new customers; the risk that the transaction will not to lead to increased collaboration between MDA and SatixFy;  the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Media Contacts:
Helena Itzhak, SatixFy, info@satixfy.com

Investor Contacts:
Ehud Helft, EK Global IR, satixfy@ekglobal.com

Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

TABLE OF CONTENTS

Page

Unaudited Interim Condensed Consolidated Statements of Financial Position	F - 2 - F - 3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	F - 4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit	F - 5 - F - 6
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F - 7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F - 8 - F - 17

The amounts are stated in thousands of USD

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		June 30,	December 31,
	Note	2023	2022

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		11,471	11,934
Trade accounts receivable, net		284	1,295
Contract Assets		4,457	5,035
Prepaid expenses and other		4,913	3,648
Government departments and agencies receivables		6,335	6,156
Related parties	4	82	157
Derivatives FPA	5,6	-	12,775
Inventory		775	831
Total current assets		28,317	41,831

NON-CURRENT ASSETS:
Right-of-use assets, net		2,480	2,794
Property, plant and equipment, net		1,546	1,643
Investment in Jet Talk		1,515	1,777
Long term deposits		208	203
Derivatives FPA	5,6	-	28,077
Total non-current assets		5,749	34,494

TOTAL ASSETS		34,066	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		June 30,	December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		2,435	1,459
Contract Liabilities		75	622
ESA advance payments		5,410	5,800
Prepayments from Customers		21,657	12,176
Lease liabilities		873	1,021
Other accounts payable and accrued expenses		4,738	7,843
Related parties	4	336	408
Derivatives FPA	5,6	1,504	-
Total current liabilities		37,028	29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions		59,603	54,926
Lease liabilities		2,033	2,280
Derivatives instruments liabilities	5	313	20,305
Liability for royalties payable		1,139	1,107
Derivatives FPA	5,6	11,766	-
Total non-current liabilities		74,854	78,618

SHAREHOLDERS’ DEFICIT:
Share capital		-	-
Share premium		446,822	446,488
Capital reserves		3,226	3,498
Accumulated deficit		(527,864)	(481,608)
Total shareholders’ deficit		(77,816)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		34,066	76,325

September 3, 2023
Date of approval of the financial statements	Nir Barkan Acting CEO	Oren Harari Interim CFO	Yoav Leibovitch Chairman of Board

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

		For the six-month period ended June 30
	Note	2023	2022
Revenues:
Development services and preproduction		4,129	2,983
Sale of products		1,540	328
Total revenues		5,669	3,311

Cost of sales and services:
Development services and preproduction		2,673	1,323
Sale of products		649	201
Total cost of sales and services		3,322	1,524

Gross profit		2,347	1,787

Research and development expenses, net		13,390	9,045
Selling and marketing expenses		1,395	1,020
General and administrative expenses		4,194	4,216
Loss from operations		(16,632)	(12,494)

Finance Income		37	210
Finance Expenses	3.d	(5,296)	(6,575)
Derivatives Revaluation		(24,104)	(102)
Company's share in the loss of a company accounted by equity method, net		(261)	(111)
Loss before income taxes		(46,256)	(19,072)
Income taxes		-	-
Loss for the period		(46,256)	(19,072)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations		(272)	3,674
Total comprehensive loss for the period		(46,528)	(15,398)

Basic and diluted loss per share (in dollars)		(0.57)	*(0.98)
Basic and diluted weighted average common shares outstanding		80,732,123	*19,463,935

* Restated as a result of the SPAC transaction

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2023

	Ordinary shares	Preferred Shares A	Preferred Shares B	Preferred Shares C	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2023	80,672,674	-	-	-	-	446,488	(481,608)	3,498	(31,622)
Exercise of options	84,293	-	-	-	-	26	-		26
Share based payments	-	-	-	-	-	308	-	-	308
Loss for the period	-	-	-	-	-	-	(46,256)	(272)	(46,528)
Balance as of June 30, 2023	80,756,967	-	-	-	-	446,822	(527,864)	3,226	(77,816)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2022

	Ordinary shares **	Preferred Shares A **	Preferred Shares B **	Preferred Shares C **	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	Number of shares				In USD thousand

Balance as of January 1, 2022	18,783,168	7,638,647	4,999,651	895,710	4	46,203	(83,819)	226	(37,386)
Exercise of options	73,247	-	-	-	(*	33	-	-	33
Shares issued to Financial Institutions	846,432	-	-	-	(*	1,978	-	-	1,978
Warrant exercised	-	-	-	860,802	(*	5,000	-	-	5,000
Stock-based compensation	-	-	-	-	-	229	-	-	229
Loss for the period	-	-	-	-	-	-	(19,072)	3,674	(15,398)
Balance as of June 30, 2022	19,702,847	7,638,647	4,999,651	1,756,512	4	53,443	(102,891)	3,900	(45,544)

*) Represents an amount less than one thousand.
**) Opening balances were reclassified after stock split following SPAC transaction.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the six-month period ended June 30
	2023	2022
Cash flows from operating activities:
Loss for the period	(46,256)	(19,072)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	591	740
Company's share in the loss of a company accounted by equity method, net	262	111
Finance expenses on loans	4,595	401
Change in the fair value of warrant liabilities	24,104	(102)
Stock-based compensation	308	229
Decrease (Increase) in trade accounts receivable	1,045	(439)
Decrease in contract assets	780	1,336
Decrease (Increase) in inventory	56	(86)
Increase in other current assets	(983)	(4,396)
Increase (Decrease) in trade payables	931	(6,745)
Decrease in ESA prepayments	(655)	(3,865)
Decrease in other accounts payable and accrued expenses	(3,810)	(957)
Increase in prepayments from customers	8,760	11,502
Increase in liability for royalties payable	32	141
Net cash used in operating activities	(10,240)	(21,202)

Cash flow from investing activities
Decrease (Increase) in long-term bank deposit	(9)	51
Purchase of property, plant and equipment	(28)	(119)
Net cash provided by (used in) investing activities	(37)	(68)

Cash flows from financing activities
Receipt of long-term loans from a financial institution, net	-	50,829
Issuance of shares to a financial institution	-	2,008
Repayment of loan from shareholder	-	(5,000)
Repayment of loans from banks	-	(13,818)
Repayment of royalty liability	-	(119)
Payments of lease liabilities	(454)	(795)
Cash received from Derivatives FPA	10,026	-
Issuance of shares	-	5,033
Option exercises to shares by employees	26	-
Net cash provided by financing activities	9,598	38,138

Increase (decrease) in cash and cash equivalents	(679)	16,868
Cash and cash equivalents balance at the beginning of the period	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	216	2,285
Cash and cash equivalents balance at the end of the period	11,471	23,007

	For the six-month period ended June 30
	2023	2022

Appendix A - Cash paid and received during the period for:

Interest paid	61	1,096

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 – GENERAL

a.
The Company and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provides end-to-end solutions for the satellite communications industry, including terminals, payloads and hubs. The Company develops its advanced chips (Application Specific Integrated Circuit chips (ASICs) and Radio Frequency Integrated Circuit chips (RFICs) based on technology designed to meet a variety of applications and services, such as broadband aviation, IOT, mobility and maritime, and operating on GEO, LEO and MEO satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio (SDR) modem chips.

b.	Business Combination Agreement SPAC Transaction ("Business Combination Agreement" OR "Transactions"):

On March 8, 2022, the Company and one of its subsidiaries, SatixFy MS, which was incorporated in 2022 for that purpose, entered into the Business Combination Agreement with Endurance Acquisition Corp. (“Endurance”). Under that agreement, Endurance merged into SatixFy MS, with Endurance continuing as the surviving company and becoming the Company’s direct, wholly-owned subsidiary. The Business Combination Agreement, as amended, and the related transactions were completed on October 27, 2022 ("SPAC merger" and the “Closing”).

As a result of the Business Combination, the Company recorded a gross increase in cash of $20 million and had $18.7 million expenses in cash related to the Transactions.

The Business Combination was accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 3, Business Combination. The Company is the accounting acquirer and SatixFy Ordinary Shares were registered under the Exchange Act and listed on the NYSE American.

Concurrently with the execution of the Business Combination Agreement, the Company entered into the Equity Line of Credit with CF Principal Investments LLC, an affiliate of Cantor Fitzgerald & Co. (“CF”), pursuant to which the Company may issue and sell to CF, from time to time and subject to the conditions in the related purchase agreement, up to an aggregate amount of $77.25 million in the Company’s Ordinary Shares for aggregate gross proceeds to the Company of up to $75 million after deducting the applicable purchase price discount on sales to CF thereunder.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

In addition, the Company entered into an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction” or "FPA") with Vellar Opportunity Fund SPV LLC – (“Vellar” or "Seller”).

As part of the Business Combination Agreement, the Company has also issued different derivatives.

c.
As of June 30, 2023, we had incurred accumulated losses of $527.9 million and expect to continue to fund our operations through fundings as issuance of convertible securities, ordinary shares and warrants and through revenues from existing and new customers including governmental grants.

On August 30, 2023, the Company entered into a certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd. (“MDA”), which provided, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”), a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing of the Share Sale, into a non-competition agreement, transition services agreement and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described below; and (c) the delivery by the

Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, an investor rights agreement, License Agreement, the Escrow Service Agreement, the Digital Payload License Agreement and the Master Purchase Agreement (each as defined below), among others, in each case, duly executed by the Company and its applicable affiliates. The foregoing agreements and transactions, including the Pre-Purchase Agreement, collectively are referred to herein as the “MDA Transactions”.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

The total consideration to the Company from MDA in connection with the MDA Transactions would be approximately $60 million, consisting of (i) $3 million for the shares in SatixFy Space Systems (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at closing of the Share Sale (the “Closing”), (ii) $20 million in promissory notes reflecting intercompany debt payable over the seven-month period immediately after the Closing and (iii) $20 million as an advance payment under the Master Purchase Agreement (of which $10 million has already been advanced under the pre-purchase agreement with an MDA affiliate, see also Note 3.c). In addition to the above mentioned amounts, the Company received an initial advance payment of $10 million early 2022.

The Closing is subject to customary closing conditions, including third party and shareholder approvals and retention of employees.

Concurrently with the execution of the Purchase Agreement, SatixFy UK Limited, a wholly-owned subsidiary of SatixFy, and wholly-owned subsidiary of MDA agreed to enter into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA agreed to enter into an Escrow Service Agreement (the “Escrow Services Agreement”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in  respect of Satixfy Prime2 and Sx4000 products would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property under the License Agreement upon occurrence of certain conditions under the Escrow Agreement (including certain insolvency events and certain breaches of the Master Purchase Agreement).

To secure certain of SatixFy’s obligations pursuant to the MDA Transactions, SatixFy agreed to grant a security interest in favor of MDA in certain of SatixFy’s assets under security agreements (the “Security Agreements”) to be entered into at Closing for a period of thirty six (36) month, consistent with and subordinate to the security granted to the lenders under that certain Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)
NOTE 1 – GENERAL (CONT.):

The Company’s management believes that the above transaction will generate enough cash sufficient for the foreseeable future from the date of the approval of these financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

d.	The affiliated company "Jet Talk" is engaged in the development and marketing of a unique antenna for IFC passenger aircraft and computers that receive broadband video transmissions from satellites.

e.
The Company operates primarily through six wholly owned subsidiaries: Satixfy Israel Ltd, Satixfy UK, Satixfy Space Systems UK, Satixfy Bulgaria, SatixFy US LLC and Satixfy MS ("Group"), all of which have been consolidated in these consolidated financial statements.

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2023	December 31, 2022
Satixfy Israel Ltd.	100%	100%	Satixfy Communications	Israel
Satixfy UK	100%	100%	Satixfy Communications	UK
Satixfy Space Systems UK (*)	100%	100%	Satixfy Communications	UK
Satixfy Bulgaria	100%	100%	Satixfy UK	Bulgaria
Satixfy US LLC	100%	100%	Satixfy Communications	USA
Endurance Acquisition Corp.	100%	-	Satixfy Communications	Cayman Islands

(*) Sold after June 30, 2023

In addition, the Company's holds 51% of the shares of the following entity (see also Note 4):

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2023	December 31, 2022
Jet talk	51%	51%	Satixfy UK	UK

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of preparation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2022 annual consolidated financial statements. The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2022 annual consolidated financial statements.

B.	Changes in accounting policies

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.	IFRS 17 Insurance Contracts
2.	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
3.	Definition of Accounting Estimates – Amendments to IAS 8
4.	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors

On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

Amendments to IAS 12, Income Taxes

On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

a.
In February 2023, the Company’s board of directors approved for the first time the grant of RSU to its employees, with vesting period of 4 years - first year cliff and equal quarterly vesting thereafter. No RSUs were vested during the period.

b.
On April 23, 2023, the Company and FP entered into the Waiver and Second Amendment to the Credit Agreement (the “Amendment”), which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted the Company to make its interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced the company’s minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover it and its subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to Secured Overnight Financing Rate ("SOFR") + 9.50% (with a 3% SOFR floor), (v) provided for certain additional reporting obligations by the Company.

c.
On June 5, 2023, the Company received a $10 million prepayment from MacDonald Dettwiler and Associates Corporation to be applied to future orders of its space grade chips (see Note 1.a). The agreement with the customer provides that the Company will use the proceeds of the prepayment to support its product delivery obligations to the customer and establish new preferred pricing terms for the customer.  In connection with the agreement, on June 2, 2023, the Company entered into an amendment to its existing Credit Agreement with FP in support of the Company’s ongoing efforts to improve its liquidity position, the agreement and the ongoing relationship between the Company and the customer, including a provision that, upon the Company’s receipt of the prepayment under the agreement, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, that the payments made in connection with the customer agreement will not be applied to repay debt under the Credit Agreement, a limited waiver, subject to certain conditions, of the liquidity covenant therein, and,  upon the consummation of the customer agreement, a decreased interest rate of SOFR plus 8.00%, with a ceiling of 12.50%.

d.
The Company accounted for the modified loan as a derecognition of the existing loan and recognition of the modified loan at fair value with any differences as finance expenses. The finance expenses resulted from the modification amounted to $0.8 million.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 4 – RELATED PARTIES:

a.	Transactions with related parties

	For the period ended June 30
	2023	2022
Revenues from iDirect (*)	1,500	212

(*) After SPAC transaction iDirect is no longer a related party.

b.	Outstanding balances with related parties

	June 30,	December 31,
	2023	2022
Assets
Contract assets (Jet Talk)	1,846	1,679
Jet Talk	82	157
Total Assets	1,928	1,836
Liabilities
Raysat Israel Ltd.	117	160
Ilan Gat Engineers Ltd	119	95
Management Bonus Accrued	100	100
Jet Talk	-	53
Total Liabilities	336	408

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 5 – FAIR VALUE MEASUREMENT:

a.	Fair value of financial instruments measured at fair value on a periodic basis

	Level	June 30, 2023	December 31, 2022
Financial Assets:
Derivative FPA (*)	3	-	40,852
Total		-	40,852
Financial Liabilities:
Warrants	3	-	-
SPAC Public Warrants	1	91	286
SPAC Private Warrants	2	39	121
Price Adjustment shares	3	183	19,898
Derivative FPA (*)	3	13,270	-
Total		13,583	20,305

(*) Current and Non-current

b.	Classification of financial instruments by fair value hierarchy:

The financial instruments measured in the balance sheet at fair value are classified, according to groups with similar characteristics, into a fair value ranking as follows, determined in accordance with the data source used to determine the fair value:

Level 1: Quoted prices (without adjustments) in an active market of identical assets and liabilities.
Level 2: Non-quoted prices data included in Level 1 which can be viewed directly or indirectly.
Level 3: Data that are not based on viewable market information (assessment techniques without the use of viewable market data).

Warrants Level 3
For the period ended June 30, 2022
Balance at January 1, 2022	1,392
Changes in fair value recognized in finance expenses	(102)
Balance at June 30, 2022	1,290

SPAC Warrants Level 1
For the period ended June 30, 2023
Balance at January 1, 2023	(407)
Changes in fair value recognized in finance expenses	277
Balance at June 30, 2023	(130)

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 5 – FAIR VALUE MEASUREMENT (CONT.):

PAS Level 3
For the period ended June 30, 2023
Balance at January 1, 2023	(19,898)
Changes in fair value recognized in finance expenses	19,715
Balance at June 30, 2023	(183)

Derivatives FPA (*) Level 3
For the period ended June 30, 2023
Balance at January 1, 2023	40,852
Cash received	(10,026)
Changes in fair value recognized in finance expenses	(44,096)
Balance at June 30, 2023	(13,270)

(*) Current and Non-current

NOTE 6 – FORWARED PURCHASE AGREEMENT:

The Company entered into the Forward Purchase Transaction with the Seller. Pursuant to the Forward Purchase Agreement, the Seller thereunder purchased, through a broker in the open market shares and will sell the shares under certain conditions. Vellar will pay directly, out of the funds held in Endurance’s trust account, approximately $86.5 million. Accordingly, there was no net increase in cash as a result of the Forward Purchase Agreement at the time of the Closing of the Business Combination occurred on October 27, 2023. Upon the effective date of the applicable registration statement January 23, 2023, the Seller paid to SatixFy approximately $10.0 million (including $8.4 million with respect to the Subject Shares purchased by the Seller prior to the closing of the Business Combination and $1.6 million with respect to the Additional Shares issued to Vellar following the Closing of the Business Combination).

The difference between the fair value of the shares deemed to be issued to the SPAC holders, including the Seller's and the net financial instruments held by the SPAC (including the fair value of the FPA) will be recognized as listing expenses. The financial instrument is measured at fair value initially and subsequently, with changes in fair value recognized in profit or loss.

For the purpose of measuring the price of FPA assets a Monte Carlo simulation model was used.

The maturity date will be the third anniversary of the Closing (the “Maturity Date”), subject to acceleration as discussed below. Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to the Sellers an amount equal to the product of (a) 10,000,000 less the number of Subject Shares sold pursuant to OET Sales (but not any Subject Shares sold pursuant to Shortfall Sales) multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to the Sellers in SatixFy Ordinary Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the SatixFy Ordinary Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the SatixFy Ordinary Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such SatixFy Ordinary Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended for up to 30 days in certain circumstances), SatixFy shall pay to the Sellers an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (x) during the 12 months following Closing, for any 90 trading days during a 120-consecutive day period occurring during such 12-month period, the VWAP Price for 90 trading days during such period shall be less than $1.50 per share or (y) during the subsequent 24 months following Closing, for any 45 consecutive trading day-period occurring during such 24 month period, the VWAP Price for 30 trading days during such period shall be less than $2.50 per Share or (B) (x) the registration statement is not declared effective by the 45th day following the Closing (or the 90th day if the SEC notifies SatixFy it will “review” the registration statement) or (y) SatixFy does not maintain effectiveness of the registration statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) SatixFy shall pay the Break-up Fee (as defined below).  Due to the extended decline in our stock price, the Sellers are entitled to accelerate the Maturity Consideration as of the date of this exhibit, but have not yet done so.

If the Forward Purchase Transaction is terminated prior to the Maturity Date, except if due to a material breach by Sellers, Endurance and SatixFy, jointly and severally, will also be obligated to pay a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

NOTE 7 – LEGAL PROCEEDINGS:

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against the Company in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by the Company of the warrant agreement in relation to certain of its public warrants allegedly held by Alta. The Company intends to defend the case vigorously.

Due to the early stage of the litigation, the Company is not able to assess, as of the date of the approval of these financial statements, whether the claim will be succeeded.

NOTE 8 – SUBSEQUENT EVENTS:

See Note 1c.

Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in the Form 6-K to which this exhibit relates. Our financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “SatixFy,” “SatixFy Communications,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States.

Cautionary Statement Regarding Forward Looking Statements

This exhibit contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this exhibit can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (as amended, the “Annual Report”), and our other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; we may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA Space and Robotics Limited, an affiliate of MDA Ltd. (“MDA”), described below for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not close or that some or all of the expected benefits of the transaction to SatixFy will not be achieved, including, but not limited to, as a result of conditions placed by regulators, lenders or other third parties on the transaction; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that, upon the consummation of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, we will be unable to perform our contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on our ability to use or dispose of our intellectual property related to our Prime2 and Sx4000 space grade chips, non-payment or delay of certain amounts payable by MDA to SatixFy and/or the obligation to repay to MDA significant amounts advanced by MDA; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected; SatixFy may face increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions; obtaining customer contracts may require SatixFy to participate in lengthy competitive selection processes that require it to incur significant costs; some of SatixFy’s customers may require its chips and satellite communications systems to undergo a demonstration process that does not assure future sales or customer contracts; SatixFy generates a significant percentage of its revenue from certain key customers and anticipates this concentration will continue for the foreseeable future, and the loss of one or more of its key customers could negatively affect its business and operating results; SatixFy may not be able to continue to develop its technology or develop new technologies for its existing and new satellite communications systems and may lose access to some or all of the public sector funding on which such development relies, including as a result of the transactions with MDA; deterioration of the financial conditions of SatixFy’s customers could adversely affect its operating results; SatixFy operates in a highly competitive industry and may be unsuccessful in effectively competing in the future; SatixFy has incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability; SatixFy may not be able to generate sufficient cash to service its indebtedness; SatixFy’s estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and may present real or perceived inaccuracies; SatixFy’s results of operations may vary significantly from its expectations or guidance; SatixFy may not be able to comply with its contracts with customers; loss of key employees and the inability to continuously recruit and retain qualified employees could hurt SatixFy’s competitive position; SatixFy relies on third parties for manufacturing of its products and SatixFy does not have long-term supply contracts with its foundry or most of its third-party manufacturing vendors, and they may not allocate sufficient capacity to SatixFy at reasonable prices to meet future demands for its solutions; SatixFy’s business is subject to a wide range of laws and regulations, many of which are continuously evolving; risks relating to SatixFy’s international operations; continued impacts of the COVID-19 pandemic;  SatixFy relies on its intellectual property and proprietary rights and may be unable to adequately obtain, maintain, enforce, defend or protect its intellectual property and proprietary rights, including against unauthorized use by third parties;  the availability of third-party licenses of intellectual property; defects, errors or other performance problems in SatixFy’s software or hardware, or the third-party software or hardware on which it relies; SatixFy is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability; changes in SatixFy’s effective tax rate; exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies; managing a public company and compliance with regulatory requirements may divert the attention of SatixFy’s senior management from the day-to-day management of its business; an active trading market for SatixFy’s equity securities may not develop or may not be sustained to provide adequate liquidity; sales of a significant number of our securities by our shareholders or issuances of new shares by us could materially adversely affect the trading prices of our securities; investors’ rights and responsibilities as SatixFy’s shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli companies; the market price of SatixFy’s equity securities may be volatile, and your investment could suffer or decline in value; SatixFy is an “emerging growth company” and avails itself of the reduced disclosure requirements applicable to emerging growth companies, which could make its equity securities less attractive to investors; SatixFy may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses; the listing of our securities on the NYSE American LLC (the “NYSE”) did not benefit from the process customarily undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities; the market price of our ordinary shares or warrants could be negatively affected by future issuances or sales of our securities.

The preceding list is not intended to be an exhaustive list of all of the risks and uncertainties relating to our business, operations and financial condition. As a result of these factors, we cannot assure you that the forward-looking statements in this exhibit will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the Form 6-K to which this exhibit relates and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the Form 6-K to which this exhibit relates, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Our Company

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain – from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2022 we have invested over $209 million in research and development (“R&D”) to create what we believe are the most advanced satellite communications and ground terminal chips in the world.

We develop advanced Application-Specific and Radio Frequency Integrated Circuit chips (“ASICs” and “RFICs”) based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems and certain COTM applications. Our chip technology supports Electronically Steered Multibeam Antennas (“ESMA”), digital beamforming and beam-hopping, on-board processing for payloads and Software Defined Radio (“SDR”) modems – each of which will be critical for providing optimized access to LEO satellite constellations.

 We believe we are the only vertically integrated maker of satellite communications systems selling products across the entire satellite communications value chain. All of our systems integrate our proprietary semiconductor chips, of which we are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.

Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.

In March 2018, we entered into a strategic partnership with ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), a public company with approximately $9.0 billion of revenue in 2022, pursuant to which we formed a joint venture, Jet Talk, which was funded by a $20.0 million investment by STE intended to fund our R&D related to and commercialization of our Aero/IFC satellite communications terminals. We hold 51% of the equity in Jet Talk, and STE participates in significant financial and operational decisions, including the right to appoint its chief executive officer and direct Jet Talk’s R&D (which is performed by us) and marketing activities, and controls Jet Talks funding. Pursuant to our joint venture agreement with STE, once we complete the development of our Aero/IFC satellite communications terminal product, they will be commercialized to the commercial aviation market exclusively through Jet Talk. We anticipate that our partnership with STE will allow us to benefit from STE’s deep aerospace industry experience and large presence in East Asia.

On March 8, 2022, SatixFy entered into a Business Combination Agreement with Endurance Acquisition Corp. (“Endurance”) and SatixFy MS (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, on October 27, 2022, SatixFy MS merged with and into Endurance, with Endurance surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the related transactions, Endurance became a wholly owned subsidiary of SatixFy, with the shareholders of Endurance becoming shareholders of SatixFy.

We expect that our growth in the coming years will be driven by continued rapid increases in demand for high-speed broadband services across the globe, which will be propelled by an increasing number of internet users, broadband connected devices, amount of global data usage and the need for ubiquitous connectivity. We believe that our technologies are well positioned to meet the need for compatible chips and systems to connect new satellite technologies with existing systems and maximize their innovative potential.

We have incurred operating losses in each year since our inception. We incurred net losses of $46.3 million and $19.1 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of $527.9 million, mostly attributed to a non-recurring, non-cash listing expense due to the application of IFRS 2 (Share-based Payments) and to non-cash finance expense reflecting the revaluation of a derivative contract relating to the transactions under the Forward Purchase Agreement (as defined below).

Recent Developments

On June 1, 2023, Mr. Nir Barkan became our Acting Chief Executive Officer, replacing Mr. Ido Gur, our former CEO.

On June 5, 2023, SatixFy received a $10 million prepayment to be applied to future orders of its space grade chips in connection with an existing customer agreement with MacDonald Dettwiler and Associates Corporation, an affiliate of MDA (the “Pre-Purchase Agreement”). The agreement with the customer provides that SatixFy will use the proceeds of the prepayment to support its product delivery obligations to the customer and establish new preferred pricing terms for the customer.  In connection with the agreement, on June 2, 2023, SatixFy entered into an amendment to its existing Credit Agreement (as defined below) with the lenders thereunder in support of SatixFy’s ongoing efforts to improve its liquidity position, the agreement and the ongoing relationship between SatixFy and the customer. The amendment to the Credit Agreement provides that, among other things, upon SatixFy’s receipt of the prepayment under the agreement, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the customer agreement will not be applied to repay debt under the Credit Agreement and a limited waiver, subject to certain conditions, of the liquidity covenant therein.

On August 30, 2023, the Company entered into that certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA, which provides, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems, a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing (the “Closing”) of the Share Sale, into the Non-Compete Agreement, the Transition Services Agreement (each as defined below) and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described below; and (c) the delivery by the Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, the Investor Rights Agreement, the License Agreement, Escrow Service Agreement, the Digital Payload License Agreement, the Digital Payload Subcontract Agreement and the Master Purchase Agreement (each as defined below), among others, in each case, duly executed by the Company and its applicable affiliates. All the foregoing agreements and transactions, including the Pre-Purchase Agreement, collectively are referred to herein as the “MDA Transactions”.

The total consideration delivered or to be delivered to the Company from MDA and certain of its affiliates in connection with the MDA Transactions is approximately $60 million, consisting of (i) $3 million for the Share Sale (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at Closing, (ii) $20 million in promissory notes for repayment of intercompany debt and payable over the seven-month period immediately following the Closing and (iii) $20 million as an advance payment under the Master Purchase Agreement (as defined below) of which (A) $10 million has already been advanced under the Pre-Purchase Agreement and (B) $5 million is to be advanced on or about the date of execution of the Purchase Agreement, with the remainder to be advanced upon the delivery of evaluation boards, expected in the fourth quarter of 2023.

The Closing is subject to customary closing conditions, including regulatory, lender (including under our Credit Agreement) and other third party and our shareholders’ approvals and retention by SatixFy Space Systems of employees, including certain key employees.

The Purchase Agreement includes customary covenants of the Company with respect to cooperation and business operations prior to the consummation of the Share Sale and efforts to satisfy conditions to the Closing. The Purchase Agreement also contains additional covenants, including, among others, covenants relating to the implementation of an internal re-organization relating to certain assets of SatixFy Space Systems. In addition, the Company agreed that, until December 31, 2024 it will not solicit proposals or furnish non-public information or documents to, or enter into any agreement with, any person other than MDA or its affiliates regarding the sale of the Company or any of its affiliates (or all or substantially all of their respective assets) which engages or materially supports the manufacturing or sale of the products to be delivered under the Master Purchase Agreement.

In connection with the execution of the Purchase Agreement, SatixFy and MDA agreed to enter into a non competition agreement (the “Non-Compete Agreement”) at the Closing, which will provide, among other things, that for a period of five (5) years following the Closing (three (3) years in the event of a change of control of the Company or SatixFy UK Limited), SatixFy shall not compete with MDA in the business of designing and producing digital payloads, subject to certain exclusions. Additionally, affiliates of SatixFy and an affiliate of MDA agreed to enter into a Transition Services Agreement at the Closing for the provision by SatixFy to MDA, and vice versa, of certain services on a transitional basis (the “Transition Services Agreement”).  Substantially all of the services (with limited exceptions) under the Transition Services Agreement are expected to be performed by the parties at no cost.

In connection with the Purchase Agreement, SatixFy UK Limited, a wholly-owned subsidiary of SatixFy, and wholly-owned subsidiary of MDA agreed to enter into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA agreed to enter into a Three-Party Escrow Service Agreement (the “Escrow Service Agreement”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in  respect of certain space grade chips would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including, without limitation, principally the right to complete the development of certain space3 grade chips and incorporate such chips in its payload products, or otherwise, and own improvements that it creates) under the License Agreement upon occurrence of certain contingencies under the Escrow Service Agreement (including certain insolvency events and certain breaches of the Master Purchase Agreement by SatixFy UK Limited).

In connection with the Purchase Agreement, SatixFy and MDA agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the Closing which will provide MDA, among other things, board of director observer rights, information rights with respect to the development of SatixFy’s space grade chips; notice rights regarding transactions that would result in a change of control or a sale of a material portion of the respective assets of the Company or certain of its affiliates; and a right to be afforded with an opportunity to participate in certain of such processes.

In addition, at the Closing, SatixFy and MDA and/or certain affiliates thereof will enter into the Digital Payload License Agreement (the “Digital Payload License Agreement”), pursuant to which SatixFy will grant MDA a non-exclusive license to certain intellectual property of SatixFy related to digital payloads.

To secure certain of SatixFy’s obligations pursuant to certain of the MDA Transactions, SatixFy agreed to grant a security interest in favor of MDA in certain of SatixFy’s assets under security agreements (the “Security Agreements”) to be entered into at Closing, consistent with and subordinate to the security granted to the lenders under that certain Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended from time to time (the “Credit Agreement”).

In contemplation of the MDA Transactions, SatixFy’s Board of Directors approved, following the approval of the Compensation Committee and subject to shareholder approval, the payment of a special bonus to the Executive Chairman of the Board in the amount of up to US $1 million for his efforts in respect of the MDA Transactions. The special bonus will be payable in installments, each payable following and subject to the Company’s receipt of the respective portion of the cash proceeds from MDA with respect to the MDA Transactions

If the MDA Transactions are consummated, it will result in our ceasing the development of satellite payloads. Following the Closing, we expect to continue the development of satellite chips and if successful we expect to sell to MDA the satellite chips necessary for its development and production of satellite payloads. Satixfy Space Systems accounted for approximately 8.6% of our total assets at June 30, 2023 (and such assets included certain intellectual property and contracts that will be retained by SatixFy following the MDA Transactions).

The summaries herein of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement, which is filed as an exhibit to the Company’s Form 6-K filed on August 31, 2023.

Principal Components of Our Results of Operations

Revenues

In the periods discussed in this exhibit, we have generated substantially all of our revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, and components, such as our proprietary chips.

We expect sales of products to gradually grow as a component of our revenue mix in the near term, as we attract more customers, develop custom-tailored and off-the-shelf products, and begin to deliver satellite communications systems at scale.

Cost of sales and services

Our cost of sales and services mainly includes salaries (including benefits and related expenses) of our service personnel and the costs of our chip manufacturing subcontractors, chip manufacturing tools, materials and models, shipping cost, and related depreciation and amortization, including amortization of intangible assets, if any.

Research and development expenses

Research and development expenses consist primarily of salaries (including benefits and related expenses) of personnel involved in R&D and the cost of development tools, third-party intellectual property licenses, and subcontractors, net of public sector grants, including from the European Space Agency (“ESA”), which offset some of our research and development expenses.

To date, we have expensed all of our R&D costs as incurred. We expect to continue investing in R&D and, accordingly, expect our research and development expenses to increase. We also expect to benefit from additional funding from the ESA and other government and public sector entities, other than funding related to digital payloads, which, if obtained, would offset a portion of our gross research and development expenses.  Our research and development expenses, net is reported net of government and public sector funding attributable to R&D costs incurred.

Selling and marketing expenses

Selling and marketing expenses consist mainly of salaries (including benefits and related expenses) of our personnel involved in the sales and marketing of our products, as well as advertising, exhibition and related expenses (including related travel).

We expect our sales and marketing costs to increase as we bring more products to market, the demand for our products increases and we hire more sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist mainly of salaries (including stock-based awards, benefits and related expenses) of management and administrative personnel, overhead costs (including facilities rent and utilities) and depreciation and amortization of property and equipment not used in the manufacturing of our products or provisions of our services.

We expect our general and administrative costs to increase as a result of becoming a public company, potentially substantially, as we expect to incur customary public company costs related to director and officer liability insurance, director fees and public company-related auditing and compliance costs. We also expect higher costs in connection with the expansion of our management team and finance and administrative functions in connection with the Business Combination.

Share in the loss of a company accounted by equity method, net

This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls Jet Talk’s financing and participates substantially in directing its marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer, among other senior management personnel. We are committed to provide Jet Talk with future development services for an Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and a non-exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems for the commercial aviation market.

Finance Income and Expenses

Finance income includes mainly interest on bank deposits.

Finance expenses include mainly fair value adjustments related to financial assets and liabilities, interest on loans, amortization of debt discounts, and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.

Income taxes

To date, we have not been subject to income taxes, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods.

Results of Operations

Our results of operations for the six months ended June 30, 2023 and 2022 were as follows:

	For the six-month period ended June 30
	2023	2022
	USD in thousands, except share and per share data
Revenues:
Development services and preproduction	4,129	2,983
Sale of products	1,540	328
Total revenues	5,669	3,311

Cost of sales and services:
Development services and preproduction	2,673	1,323
Sale of products	649	201
Total cost of sales and services	3,322	1,524

Gross profit	2,347	1,787

Research and development expenses, net	13,390	9,045
Selling and marketing expenses	1,395	1,020
General and administrative expenses	4,194	4,216
Loss from operations	(16,632)	(12,494)

Finance Income	37	210
Finance Expenses	(5,296)	(6,575)
Derivatives Revaluation	(24,104)	(102)
Company’s share in the loss of a company accounted by equity method, net	(261)	(111)
Loss before income taxes	(46,256)	(19,072)
Income taxes	-	-
Loss for the period	(46,256)	(19,072)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	(272)	3,674
Total comprehensive loss for the period	(46,528)	(15,398)

Basic and diluted loss per share (in dollars)	(0.57)	(0.98)
Basic and diluted weighted average common shares outstanding	80,732,123	19,463,935

Total Revenues

Total revenues increased by $2.3 million, or 71%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was driven equally by an increase in revenues from Development services and preproduction and Sales of products. The increase in Sale of products was primarily driven by delivery of delayed orders from 2022.

Development services and preproduction

Development services and preproduction increased by $1.1 million, or 38%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily driven by projects started in the second half of 2022.

Sale of products

Sale of products increased by $1.2 million, or 370%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily driven by delivery of delayed orders from 2022.

Cost of sales and services

Cost of sales and services increased by $1.8 million, or 118%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase reflects the increased revenues described above.

Gross profit

Gross profit increased by $0.6 million, or 31%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting our increase in revenue.

Gross margin decreased by 13% for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The decrease was primarily driven by an increase in project costs, combined with an increase in sales of products which carry low profitability.

Research and development expenses

Net Research and development expenses increased by $4.3 million, or 48%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Our gross R&D expenditure increased by $1.4 million or 10% for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mainly attributed to a one-time type-out expense related to one of our space grade ASIC’s in the amount of approximately $2.0 million, offset by a decrease in payroll and related expenses of $0.6 million. Net Research and development expenses were affected mostly by an update of the projection relating to one of our ESA funded projects, relating to digital payloads, which resulted in a decrease in projected ESA receivable of $2.9 million in the six months ended June 30, 2023 and such projection update is also expected to result in lower ESA funding in future periods.

 Selling and marketing expenses

Selling and marketing expenses increased by $0.4 million, or 37%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mostly driven by changes in management which resulted in higher salary costs allocated to sales and marketing, and by our increased participation in trade shows and related travel costs.

General and administrative expenses

General and administrative expenses were consistent across periods at $4.2 million. The six-months ended June 30, 2022 included bonuses paid to our chairman. The six months ended June 30, 2023 included increased legal fees and public company related costs and several changes in management which resulted in duplicated salary costs.

Loss from operations

Loss from operations increased by $4.1 million, or 33%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting the factors discussed above.

Finance Expenses

Finance expenses increased by $22.9 million, or 354%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mainly attributed to a change in valuation of the Forward Purchase Agreement of $24.1 million, based on a decrease in the market price of the Company’s ordinary shares, partially offset by finance income derived from the valuation of Price Adjustment Shares, based on the same reason. There was also an increase in interest on loans of $1.4 million, offset by a decrease in amortization of debt and warrant discounts of $0.9 million and a decrease in the effect of changes in currency exchange rates of $1.7 million.

Share in the loss of a company accounted by equity method, net

Share in the loss of a company accounted by equity method, net, increased by $0.2 million, or 135%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Income taxes

We did not record tax benefits or expenses in the six months ended June 30, 2023 or the six months ended June 30, 2022.

Net loss for the period

Net loss for the period increased by $27.2 million, or 143%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting the factors discussed above.

Liquidity and Capital Resources

Overview

 Our primary cash needs are for working capital, including funding our R&D and meeting our contractual obligations and other commitments, and payment of principal and interest on our outstanding debt. To date, we have funded these working capital requirements and other expenses mainly through issuances of equity capital and borrowings, as well as grants and other funds received from the ESA. Our ability to expand our business and become cash flow positive will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate positive cash flows from operations, all of which depend on our ability to attract and retain customers, develop new products and compete effectively, as well as certain factors outside of our control.

As of June 30, 2023, our cash and cash equivalents amounted to $11.5 million and our financial debt under the Credit Agreement amounted to $59.6 million.  We expect the amount outstanding under the Credit Agreement to increase materially for as long as we continue to pay interest on a “pay in kind” basis, as described further below.

Accordingly, we plan to try to raise additional capital, whether in the public or private markets, and are currently examining different alternatives. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects, seek protection under insolvency laws or cease our operations altogether.  We expect our short-term need for new external capital to be mitigated if the MDA Transactions are consummated on the terms set forth herein.

In connection with the MDA Transactions, the amount payable to the Company at Closing is $18 million, and $20 million is payable to the Company over the seven-month period immediately after the Closing. See “Our Company – Recent Developments” above.

Sales by the selling shareholders listed in the Company’s registration statement on Form F-1 initially filed with the SEC on November 21, 2022 of our ordinary shares under such registration statement, sales of our ordinary shares by us under the Equity Line of Credit, or the acceleration of the Maturity Consideration (as defined below) under the Forward Purchase Agreement (to the extent settled in our shares) could materially adversely affect the market price for our securities, which could, in turn, materially adversely affect our ability to raise additional capital in the public or private markets or the terms on which such capital could be raised. Further, recent declines in our stock price mean that our ability to raise new capital under the Equity Line of Credit facility, which limits the number of shares we can sell based on their daily average trading volume, could be substantially less than we initially expected.

We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. If we are successful in overcoming our short-term funding challenges, over the long term we may decide to develop new products, enter new markets or build additional or expand current manufacturing facilities, any of which would require substantial additional capital. The timing of the completion of the development and engineering, and commercial launch of our satellite communications systems that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and delays and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties are described in more detailed under “Cautionary Statement Regarding Forward Looking Statements” elsewhere herein and in the section entitled “Item 3. Key Information - D. Risk Factors” in the Annual Report, and include, but are not limited to, changed business conditions, continued supply chain challenges, other disruptions due to the COVID-19 pandemic or other pandemics, natural disasters or events outside of our control, and governmental responses thereto, geopolitical uncertainty, competitive pressures, regulatory developments or the cessation of or decrease in public sector R&D funding, among other potential developments.

Debt and other financing arrangements

As of June 30, 2023, we had total borrowings (not including lease liabilities) of approximately $59.6 million, all of which is long-term debt under the Credit Agreement, a portion of the proceeds from which we used to repay our prior borrowings.

2022 Debt Financing

In anticipation of the Business Combination, on February 1, 2022, we entered into the Credit Agreement with Francisco Partners ("FP") pursuant to which we borrowed an aggregate principal amount of $55.0 million in the form of a term loan, which is guaranteed by certain of our subsidiaries. The obligations under the Credit Agreement are secured by a lien and security interest over substantially all of our and the guarantors’ assets. In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, on April 23, 2023, we entered into the Waiver and Second Amendment to the Credit Agreement, which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted us to make our interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced our minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to SOFR + 9.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by us. The Credit Agreement provides that the term loan matures on February 1, 2026.

The Credit Agreement contains customary covenants that restrict the way in which we may conduct our business and our ability to take certain actions. In particular, it limits our ability to incur additional indebtedness or liens, dispose of assets to third parties, repurchase our shares and pay dividends. The Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as we have a leverage ratio (debt to Consolidated Adjusted EBITDA (as defined in the Credit Agreement)) greater than or equal to 6.00 to 1.00, SatixFy must maintain a minimum cash balance of $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent. The Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.

On June 5, 2023, SatixFy received a $10 million prepayment to be applied to future orders of its space grade chips in connection with a customer agreement with MacDonald Dettwiler and Associates Corporation, an affiliate of MDA, under the Pre-Purchase Agreement, and in connection therewith, SatixFy entered into an amendment to its existing Credit Agreement with the lenders thereunder in support of SatixFy’s ongoing efforts to improve its liquidity position. See “Our Company – Recent Developments”.

In connection with the Credit Agreement, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 of its ordinary shares, no par value per share (“SatixFy Ordinary Shares”) (before giving effect to the Pre-Closing Recapitalization) to the lenders under the Credit Agreement in consideration for the funds borrowed.  SatixFy expects to issue additional shares to the lenders under the Credit Agreement if the MDA Transactions are consummated.

Equity Line of Credit

Concurrently with the execution of the Business Combination Agreement, SatixFy and CF Principal Investments LLC (“CF Principal Investments”) entered into that certain CF Purchase Agreement and that certain CF Registration Rights Agreement in connection with establishing an Equity Line of Credit (the “Equity Line of Credit”). Pursuant to the CF Purchase Agreement, the Company has the right to sell to CF Principal Investments up to the lesser of (i) $77,250,000 aggregate principal amount of newly issued SatixFy Ordinary Shares (before the 3.0% purchase price discount on sales under the Equity Line of Credit discussed below) and (ii) the number of shares equal to 19.99% of the voting power or number of SatixFy Ordinary Shares issued and outstanding after giving effect to the Business Combination and other transactions contemplated by the Business Combination Agreement (the “Exchange Cap”), subject to certain exceptions as provided in the CF Purchase Agreement.

Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement (the “Commencement”), including, pursuant to the CF Registration Rights Agreement, having a registration statement covering the resale of the shares to be purchased pursuant to the CF Purchase Agreement declared effective by the SEC (which occurred on May 24, 2023) and a final prospectus relating thereto filed with the SEC, SatixFy will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period from and after the Commencement, to direct CF Principal Investments to purchase up to a specified maximum amount of its ordinary shares as set forth in the CF Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the SatixFy Ordinary Shares on the NYSE on any trading day, so long as all of its ordinary shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the ordinary shares that SatixFy may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP defined for this agreement of the SatixFy Ordinary Shares on the date of purchase, which is when SatixFy has timely delivered written notice to CF Principal Investments directing it to purchase its ordinary shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.

From and after Commencement, SatixFy will control the timing and amount of any sales of its ordinary shares to CF Principal Investments. Actual sales of its ordinary shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by SatixFy from time to time, including, among other things, market conditions, the trading price of its ordinary shares and SatixFy’s needs for financing resources.

Forward Purchase Agreement

On October 24, 2022, Endurance, SatixFy, SatixFy MS and Vellar Opportunity Fund SPV LLC — Series 7 (“Vellar”) entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”), which was subsequently amended on October 25, 2022 (as amended, the “Forward Purchase Agreement”). Subsequent to entering into the Amendment, Endurance, SatixFy, SatixFy MS and Vellar entered into an Assignment and Novation Agreement with ACM ARRT G LLC (together with Vellar, the “Sellers”), pursuant to which Vellar assigned its rights and obligations with respect to up to 4,000,000 Subject Shares under the Forward Purchase Agreement to ACM ARRT G LLC.

Pursuant to the terms of the Forward Purchase Agreement, the Sellers thereunder purchased, through a broker in the open market, (i) 8,294,284 Endurance Class A ordinary shares (such shares, the “Recycled Shares”) before the Closing, from holders of Endurance Class A ordinary shares (other than Endurance or affiliates of Endurance) including from holders who have previously elected to redeem their Endurance Class A ordinary shares pursuant to the redemption rights set forth in Endurance’s Amended and Restated Memorandum and Articles of Association (the “Governing Documents”) in connection with the Business Combination (such holders, “Redeeming Holders”) and (ii) an additional 250,000 Endurance Class A ordinary shares in the aggregate which comprise the “Share Consideration.” Additionally, following the closing of the Business Combination, we issued to Vellar, in a private placement pursuant to the Forward Purchase Agreement, 1,605,100 additional ordinary shares of SatixFy (the “Additional Shares”). The aggregate total number of shares subject to the Forward Purchase Agreement (the “Number of Shares”) will be the sum of (a) the number of Recycled Shares and (b) the number of any Additional Shares (together, the “Subject Shares”). The Subject Shares do not include the Share Consideration. The Number of Shares is subject to reduction following sales of shares under certain conditions, as described below. The Sellers agreed to hold the Subject Shares in a bankruptcy remote special purpose vehicle for the benefit of SatixFy and not to redeem such shares in connection with the Business Combination, which had the effect of reducing the number of shares redeemed in connection with the Business Combination. The Sellers also may not beneficially own greater than 9.9% of SatixFy’s outstanding ordinary shares.

Pursuant to the Forward Purchase Agreement, the Sellers were paid directly, out of the funds held in Endurance’s trust account, approximately $86.5 million, which is equal to the sum of (i) the product of the redemption price per share indicated to investors ahead of Endurance’s redemption notice deadline (the “Redemption Price”) multiplied by the Recycled Shares (the “Prepayment Amount”) and (ii) the product of any Share Consideration (as defined below) multiplied by the Redemption Price. The Sellers have no further obligations with respect to the Share Consideration shares other than to sell such shares pursuant to an effective registration statement (or an available exemption under the Securities Act). Accordingly, there was no net increase in cash as a result of the Forward Purchase Agreement at the time of the Closing of the Business Combination.

Pursuant to the Forward Purchase Agreement, we filed a registration statement with the SEC on November 11, 2022 registering, among others, the resale of the Subject Shares and the Share Consideration under the Securities Act. The Sellers paid to SatixFy approximately $10.0 million (including $8.4 million with respect to the Subject Shares purchased by the Sellers prior to the closing of the Business Combination and $1.6 million with respect to the Additional Shares issued to Vellar following the closing of the Business Combination). From time to time the Sellers may, at their discretion, sell Subject Shares without a payment obligation to SatixFy (the “Shortfall Sales”) until such time as the gross proceeds from such Shortfall Sales equal 10% of the product of (x) the Number of Shares and (y) the redemption price per Endurance Class A ordinary share payable in connection the Business Combination (approximately $10.13 per share) (the “Prepayment Shortfall”). At such time that the amount of gross proceeds generated from Shortfall Sales is equal to the Prepayment Shortfall, the Sellers shall pay to SatixFy an amount equal to 25% of the Prepayment Shortfall amount and all proceeds from subsequent Shortfall Sales shall be split between SatixFy (25%) and the Sellers (75%), until the foregoing gross proceeds from the Shortfall Sales reach an amount equal to 133.33% of the Prepayment Shortfall and at such time the Sellers may not make any additional Shortfall Sales. SatixFy has agreed that it will not issue any SatixFy Ordinary Shares, or securities or debt that is convertible, exercisable or exchangeable into SatixFy Ordinary Shares until the gross proceeds generated from Shortfall Sales equal the Prepayment Shortfall, except issuances under SatixFy’s active equity compensation plans and pursuant to the Equity Line of Credit.

The Sellers may also, at their discretion, make sales of Subject Shares designated as “OET Sales,” which sales may be made before the Sellers recoup the Prepayment Shortfall through Shortfall Sales. SatixFy shall be entitled to proceeds from OET Sales equal to the product of (x) the number of Subject Shares sold pursuant in the OET Sale multiplied by (y) the Reset Price (as defined below), with the remainder of the proceeds going to the Seller. Following the Closing, the reset price (the “Reset Price”) was initially the redemption price per Endurance Class A ordinary share payable in connection the Business Combination, but will be adjusted on the first scheduled trading day of each month (each a “Reset Date”) commencing on the first calendar month following the Closing to the lowest of (a) the then-current Reset Price, (b) $10.00 and (c) the volume weighted average price (“VWAP Price”) of the SatixFy Ordinary Shares of the last ten (10) trading days immediately prior to the applicable Reset Date, but not lower than $6.00 (the “Floor Price”); provided, however, that the Reset Price may be further reduced to the price at which SatixFy sells, issues or grants any SatixFy Ordinary Shares or securities convertible or exchangeable into SatixFy Ordinary Shares (other than grants or issuances under SatixFy’s equity compensation plans or shares underlying warrants issued in connection with the Business Combination); provided, further, that, after October 25, 2023, the Floor Price will automatically be increased from $6.00 to $8.00 if after such date the then current Reset Price is below $8.00 and SatixFy’s shares trade at prices above $10.00 per share for any 20 out of 30 trading day period between October 25, 2023 and the Maturity Date, effective as of the trading day immediately following the 30-day period that would result in a Floor Price increase.

As of July 1, 2023, the Sellers have sold 5,362,440 Subject Shares pursuant to Shortfall Sales for gross proceeds of approximately $9.9 million and 4,536,944 Subject Shares remain available for sale under the Forward Purchase Agreement. The Reset Price, as of April 1, 2023, is $6.00.

The maturity date will be the third anniversary of the Closing (the “Maturity Date”), subject to acceleration as discussed below. Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to the Sellers an amount equal to the product of (a) 10,000,000 less the number of Subject Shares sold pursuant to OET Sales (but not any Subject Shares sold pursuant to Shortfall Sales) multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to the Sellers in SatixFy Ordinary Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the SatixFy Ordinary Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the SatixFy Ordinary Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such SatixFy Ordinary Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended for up to 30 days in certain circumstances), SatixFy shall pay to the Sellers an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (x) during the 12 months following Closing, for any 90 trading days during a 120-consecutive day period occurring during such 12-month period, the VWAP Price for 90 trading days during such period shall be less than $1.50 per share or (y) during the subsequent 24 months following Closing, for any 45 consecutive trading day-period occurring during such 24 month period, the VWAP Price for 30 trading days during such period shall be less than $2.50 per Share or (B) (x) the registration statement is not declared effective by the 45th day following the Closing (or the 90th day if the SEC notifies SatixFy it will “review” the registration statement) or (y) SatixFy does not maintain effectiveness of the registration statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) SatixFy shall pay the Break-up Fee (as defined below).  Due to the extended decline in our stock price, the Sellers are entitled to accelerate the Maturity Consideration as of the date of this exhibit, but have not yet done so.

If the Forward Purchase Transaction is terminated prior to the Maturity Date, except if due to a material breach by Sellers, Endurance and SatixFy, jointly and severally, will also be obligated to pay a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

We have agreed to indemnify and hold harmless Sellers, their affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the Forward Purchase Agreement (excluding liabilities relating to the manner in which the Sellers sell any SatixFy Ordinary Shares they own) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and have agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless

The Sellers waived any redemption rights with respect to any Recycled Shares in connection with the Business Combination.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Endurance and SatixFy entered into those certain Subscription Agreements with certain investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per PIPE Unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units on the same terms and conditions as all other PIPE Investors. Each PIPE Warrant will entitle the holder to one SatixFy Ordinary Share at an exercise price $11.50 per share. The terms of the PIPE Warrants are substantially the same as the existing Endurance warrants.

On October 27, 2022, Sensegain Prodigy Cayman Fund SP3 (“Sensegain”) defaulted on its commitment to purchase units it had subscribed for in connection with the PIPE financing pursuant to its Subscription Agreement with SatixFy and Endurance. As a result of the default, out of the $29,100,000 previously committed by subscribers pursuant to the Subscription Agreements, SatixFy received $20 million in proceeds from the PIPE financing. On December 12, 2022, we filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees). SatixFy intends to enforce Sensegain’s obligations under the Subscription Agreement.

Pursuant to the terms of the Subscription Agreements, concurrently with the Closing, SatixFy delivered 1,175,192 ordinary shares issuable to SatixFy shareholders and 391,731 ordinary shares on behalf of the Sponsor into an escrow account (collectively, the “Escrow Shares”). Of such amount, the 490,000 Escrow Shares which may have been issuable to Sensegain were required to be released to SatixFy’s shareholders from prior to the Business Combination and the Sponsor under the conditions described in the Subscription Agreements.

As described above, pursuant to the terms of the Subscription Agreements, SatixFy delivered the Escrow Shares into the escrow account, and on or about March 31, 2023, subsequently released the Escrow Shares to the PIPE Investors and SatixFy shareholders pursuant to the terms thereof.

In connection with the Subscription Agreements pursuant to which SatixFy has agreed to sell the PIPE Units to the PIPE Investors, SatixFy and Continental entered into a warrant agreement, pursuant to which SatixFy issued 1,000,000 warrants, each entitling the warrant holder to purchase one (1) SatixFy Ordinary Share at an exercise price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described therein. The original PIPE Warrants were issued on terms identical to the Endurance Public Warrants (and, accordingly, the SatixFy Public Warrants) in all material respects, except for a distinct CUSIP, certain resale restrictions and registration rights set forth in the Subscription Agreements, and a book entry restrictive legend. On January 12, 2023, we exchanged, on a one-for-one and cashless basis, the 1,000,000 original PIPE Warrants previously issued to the Sponsor and Cantor in connection with the PIPE Financing for new PIPE Warrants under the terms of the SatixFy A&R Warrant Agreement. The new PIPE Warrants have the same terms as the Public Warrants and are identical to the Public Warrants, except that they will bear restrictive legends until they are resold by the applicable PIPE Investors pursuant to an effective registration statement or Rule 144 under the Securities Act.

Cash flows

The following table summarizes our statement of cash flows for the six months ended June 30, 2023 and 2022:

	For the six-month period ended June 30
	2023	2022
Net cash used in operating activities	(10,240)	(21,202)
Net cash used in investing activities	(37)	(68)
Net cash provided by financing activities	9,598	38,138
(Decrease) increase in cash and cash equivalents	(679)	16,868

Net cash used in operating activities

Net cash used in operating activities was $10.2 million and $21.2 million for the six months ended June 30, 2023 and 2022, respectively. The decrease of $11.0 million reflects. Change in the fair value of warrant liabilities expense of $24.1 million in 2023 compared to a $0.1 million income in 2022, Finance expenses on loans of $4.6 million in 2023 compared to $0.4 million in 2022, and the evolution of our working capital. The principal drivers of working capital were prepayment from customers, which increased by $8.8 million in 2023 compared to a $11.5 million increase in 2022, principally reflecting the prepayment under the Pre-Purchase Agreement in June 2023, partially offset by a decline in advances from ESA, which decreased by $0.7 million in 2023 compared to a $3.9 million increase in 2022, other current assets (comprised mainly of prepaid expenses and accruals for tax credits), which decreased by $1.0 million in 2023 compared to a $4.4 million decrease in 2022, and trade account payables, accounts payable and accrued expenses, which together decreased by $2.9 million in 2023 compared to an increase of $7.7 million in 2022.

Net cash used in investing activities

Net cash used in investing activities was $37 thousand and $68 thousand for the six months ended June 30, 2023 and 2022, respectively. The decrease of $31 thousand was mainly attributed to a decrease in the purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $9.6 million and $38.1 million for the six months ended June 30, 2023 and 2022, respectively. The decrease of $28.5 million was mainly attributed to a decrease in the receipt of long-term loans from a financial institution of $50.8 million and a decrease in issuance of shares of $7.0 million, offset by a decrease in repayment of loans from banks and shareholders of $18.8 million, and an increase in receipt of cash from derivatives of $10.0 million.

Trend Information.

Other than as disclosed elsewhere herein or the Form 6-K to which this exhibit relates (including the other exhibits to the Form 6-K), we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to June 30, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused our disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Legal Proceedings

See above under “—Liquidity and Capital Resources—Debt and other financing arrangements—PIPE Financing” for further information concerning our complaint against Sensegain.

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against SatixFy in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by SatixFy of the warrant agreement in relation to certain of its public warrants allegedly held by Alta.  We intend to defend the case vigorously.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Exhibit 99.4

Execution Version

CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT

This CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of June 2, 2023 (the “Amendment Effective Date”), is entered into by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the lenders party hereto (the “Lenders”), and Wilmington Savings Fund Society, FSB, as administrative agent (in such capacity, the “Administrative Agent”).

RECITALS

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of February 1, 2022 (as amended by that certain First Amendment to Credit Agreement, dated as of September 13, 2022, as further amended by that certain Waiver and Second Amendment to Credit Agreement, dated as of April 23, 2023, and as further amended, restated or modified from time to time to date, the “Existing Credit Agreement”);

WHEREAS, the Borrower has presented to the Lenders a letter of intent, dated as of the date hereof between the Borrower and MDA Ltd. (“MDA”), setting forth the principal terms of certain transactions, in each case on the terms and conditions set forth therein (such letter, the “LOI” and the transactions described therein, collectively, the “Potential Sale Transactions”);

WHEREAS, pursuant to Section 6.11 of the Existing Credit Agreement, the Borrower is required to maintain a minimum level of Qualified Cash (the “Minimum Cash Requirement”);

WHEREAS, an Event of Default has occurred and is continuing as a result of the failure of the Borrower to maintain the Minimum Cash Requirement (collectively, the “Specified Default”);

WHEREAS, the Borrower wishes to enter into the LOI and the Potential Sale Transactions, and has requested that the Administrative Agent and the Lenders agree to certain amendments to the Existing Credit Agreement in order to accommodate the LOI and the Potential Sale Transactions;

WHEREAS, the Borrower has requested that the Specified Default be waived; and

WHEREAS, the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, have agreed to waive the Specified Default and to make certain amendments to the Existing Credit Agreement, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1        Definitions; Interpretation.

(a)          Defined Terms. All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

(b)          Interpretation. The rules of interpretation set forth in Section 1.02 and Section 1.03 of the Existing Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2          Consents and Waiver.

(a)          Pursuant to the LOI, MDA shall pay to the Borrower a sum of $10,000,000 upon the execution of the LOI and the amendment to the existing Pricing and Pre-Purchase Agreement dated as of January 27, 2022 (the “Pre-Purchase Agreement”) between SatixFy Space Systems UK, Ltd. and MacDonald, Dettwiler and Associates Corporation (“MDA Montreal”), upon the terms set forth in the LOI and in such amendment (the “Advance Payment”). Upon the execution of the LOI and this Amendment, the Administrative Agent and the Lenders agree that the Advance Payment and any other Pre-Purchase Amounts (as defined in the LOI) shall not be required to prepay the Term Loans. Upon the consummation of the MDA Sale Transactions, the Administrative Agent and the Lenders agree that the Purchase Price (as defined in the LOI) shall not be required to prepay the Term Loans.

(b)          Subject to the conditions set forth herein (including in the definition of “MDA Sale Transactions”), the Administrative Agent and the Required Lenders hereby consent to the MDA Sale Transactions.

(c)          Effective upon the Amendment Effective Date, the Administrative Agent and the Lenders party hereto hereby waive the Specified Default. The waiver in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and does not allow for any other or further departure from the terms and conditions of the Amended Credit Agreement (as defined below) or any other Loan Document, which terms and conditions shall continue in full force and effect.

SECTION 3          Amendments to the Existing Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment, the Existing Credit Agreement is amended as follows:

(a)          Section 1.01 of the Existing Credit Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order.

““LOI” means that certain letter of intent, dated as of June 2, 2023 between the Borrower and MDA, as in effect on such date.”

““MDA” means MDA Ltd.”

“”MDA Montreal” means MacDonald, Dettwiler and Associates Corporation.”

““MDA Sale Transactions” means the consummation of the Potential Sale Transactions (i) on the terms set forth in the LOI (or as otherwise agreed to by the Borrower and MDA and subject to the approval of the Lenders (such approval not to be unreasonably withheld or delayed); provided that the parties hereto agree that any terms not described in the LOI or subject to future diligence or mutual agreement are subject to the approval of the Lenders (such approval not to be unreasonably withheld or delayed)) and (ii) subject to the execution and delivery of the Definitive Agreements (as defined in the LOI), which are in form and substance reasonably acceptable to the Lenders (and the Lenders shall have provided a written approval of the Definitive Agreements, which may be by email, to the Administrative Agent confirming such approval).”

““MDA Security Agreement” means that certain Security Agreement and Guarantee, dated as of June 2, 2023, by and among the Borrower, SatixFy UK Limited, SatixFy Israel Ltd, and SatixFy Space Systems UK Ltd and MDA Montreal, as in effect on such date.”

““MDA Security Documents” means the MDA Security Agreement and each of the other security agreements and other instruments and documents executed and delivered pursuant thereto.”

““Pre-Purchase Agreement” means that certain Pricing and Pre-Purchase Agreement dated as of January 27, 2022 between SatixFy Space Systems UK, Ltd. and MDA Montreal, as amended by that certain Amendment No. 1 to Pricing and Pre-Purchase Agreement dated as of June 2, 2023 by and among SatixFy Space Systems UK, Ltd., SatixFy UK Limited and MDA Montreal, as in effect on such date.

““SatixFy Share Issuance” means the issuance of 4,100,000 of the ordinary shares of the Borrower, par value NIS 0.0001 per share to the Lenders (or certain affiliates designated by the Lenders) on a pro rata basis.”

““Third Amendment” means that certain Consent and Third Amendment to Credit Agreement, dated as of the Third Amendment Effective Date, by and among the Borrower, the Lenders party thereto and the Administrative Agent.”

““Third Amendment Effective Date” means June 2, 2023.”

(b)          Section 2.14(a) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)  Term Loans. The Term Loans shall bear interest: (i) from the Effective Date to December 31, 2022, at a rate per annum equal to 9.50%, (ii) from December 31, 2022, at a rate per annum equal to Term SOFR plus 9.50%, and (iii) upon the consummation of the MDA Sale Transactions and the occurrence of the SatixFy Share Issuance, at a rate per annum equal to Term SOFR plus 8.00%; provided that the interest rate in accordance with this clause (iii) shall not exceed a rate per annum equal to 12.50%.”

(c)          Section 2.14(d) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(d)  Payment of Interest. Interest on the Term Loans shall be due and payable in cash in arrears on each Interest Payment Date and at other times as may be specified herein; provided that, (i) with respect to the accrued and unpaid interest amount due on March 31, 2023, 100% of such unpaid interest amount shall be added to the outstanding principal balance of the Term Loans on March 31, 2023, (ii) with respect to the accrued and unpaid interest amounts due on each of June 30, 2023, September 29, 2023 and December 29, 2023, if, as of the close of business on June 28, 2023 (with respect to the Interest Payment Date on June 30, 2023), September 27, 2023 (with respect to the Interest Payment Date on September 27, 2023) and December 27, 2023 (with respect to the Interest Payment Date on December 29, 2023), the Loan Parties have cash balances in deposit accounts or securities accounts, which after giving pro forma effect to the payment of accrued and unpaid interest due on such Interest Payment Date, is less than $12,500,000, the Borrower may elect, by delivering a written notice setting forth such calculations in reasonable detail to the Administrative Agent and the Lenders on the Business Day immediately prior to such Interest Payment Date, to have 100% of such unpaid interest amount be added to the outstanding principal balance of the Term Loans as of such Interest Payment Date and (iii) from the date that (x) the LOI has been executed by the Borrower and MDA and (y) the Borrower has received the Advance Payment (as defined in the Third Amendment) and through June 28, 2024, 100% of the accrued and unpaid interest on the Term Loans during such period shall be added to the outstanding principal balance of the Term Loans on each applicable Interest Payment Date that falls within such period. Amounts representing accrued interest which are added to the outstanding principal amount of Term Loans shall thereafter bear interest in accordance with this Section 2.14 and otherwise be treated as a Term Loan for purposes of this Agreement. In the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest hereunder shall be due and payable in accordance with the terms hereof before and after any Bankruptcy Event.”

(d)          Section 6.02(j) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(j) Liens securing the obligations of the Borrower and the Subsidiary Guarantors in connection with the Pre-Purchase Amount in an amount not to exceed $30,000,000 (as defined in the Pre-Purchase Agreement) pursuant to the Pre-Purchase Agreement;”

(e)          Section 6.10 of the Existing Credit Agreement is hereby amended to add the following clause (d):

“(d)  The Borrower shall not, and shall not permit any of its Subsidiaries to, make or offer to make any payment, prepayment, or otherwise optionally or voluntarily defease or segregate funds with respect to any amount due to MDA or MDA Montreal in connection with the Pre-Purchase Agreement until the earlier of (i) the date that principal of and interest on each Term Loan and all fees and other amounts payable under this Agreement shall have been paid in full in cash and (ii) so long as no bankruptcy or payment Event of Default has occurred and is continuing, February 1, 2026; provided that (x) the foregoing shall not prohibit the Borrower or any of its Subsidiaries from applying any portion of the Pre-Purchase Amount (as defined in the Pre-Purchase Agreement) against the purchase price of the Product in the manner contemplated by the first paragraph of Section 5 of the Pre-Purchase Agreement and (y) upon the earlier of the termination of the LOI in accordance with its terms or the consummation of the MDA Sale Transactions, this Section 6.10(d) shall no longer apply to the initial $10,000,000 of the Pre-Purchase Amount, which was paid by MDA Montreal to the Borrower prior to the execution of the LOI.”

(f)          Section 6.11 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 6.11 Financial Covenants. The Borrower shall not permit Qualified Cash at all times to be less than:

(a)          from the period from the Effective Date to but not including the Second Amendment Effective Date, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(b)          from the period from the Second Amendment Effective Date to and including April 30, 2023, $8,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(c)           from the period from May 1, 2023 to and including May 31, 2023, $7,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts; and

(d)          from the period from June 1, 2023 and thereafter, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts; provided that notwithstanding anything in this Section 6.11 to the contrary, application of this Section 6.11 shall be waived (i) from the period commencing on the Third Amendment Effective to the date of the termination of the LOI in accordance with its terms and (ii) upon the consummation of the MDA Sale Transactions and the occurrence of the SatixFy Share Issuance;

(the foregoing, the “Liquidity Covenant”). The Liquidity Covenant shall be tested
(i) commencing on the Effective Date and until the date the Borrower delivers an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to
1.00 and (ii) commencing on and after the delivery of any officer’s certificate required pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage as of the last day of the applicable Reference Period is greater than or equal to 6.00 to 1.00 (it being understood that if any such officer’s certificate required to be delivered is not delivered, the Liquidity Covenant shall go into effect on the day such certificate was required to be delivered pursuant to Section 5.01(c)) and until the delivery of an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to 1.00.”

(g)          Section 6.14 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 6.14 Material Contracts and Organizational Documents. The Borrower will not, and will not permit the Borrower or any of its Subsidiaries to, (i) amend its or their organizational documents, other than amendments that do not adversely affect in any material respect the Administrative Agent’s Lien and security interest under the Security Documents, (ii) enter into, amend or permit any amendments to, or terminate or waive any provision of, any Material Contract without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); provided that the Lenders shall be deemed to have consented to any such entry, amendment, termination or waiver unless it shall object thereto by written notice to the Borrower within five (5) Business Days after having received written notice from the Borrower thereof, or (iii) enter into, amend or permit any amendments to, or terminate or waive any provision of the LOI, the Pre-Purchase Agreement, the MDA Security Documents, and the Definitive Agreements (as defined in the LOI), without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed), other than amendments or waivers that do not adversely affect the Administrative Agent or the Lenders in any material respect.”

SECTION 4          Conditions of Effectiveness.The effectiveness of Section 2 and Section 3 of this Amendment shall be subject to the satisfaction of each of the following conditions precedent:

(a)          Amendment. The Administrative Agent shall have received this Amendment, executed by the Administrative Agent, the Lenders and the Borrower.

(b)          Acknowledgement and Reaffirmation. The Administrative Agent shall have received an Acknowledgement and Reaffirmation dated as of the Amendment Effective Date, executed by each Subsidiary Guarantor, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.

(c)          Closing Certificate. The Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower dated the Amendment Effective Date (i) certifying as to the matters set forth in Section 4(d) of this Amendment, (ii) attaching true and correct copies of the LOI, the Pre-Purchase Agreement (and the amendment thereto) and the MDA Security Agreement, duly executed by all parties thereto, and (iii) a copy of the resolutions of the Board of Directors of the Borrower, approving and authorizing the execution, delivery and performance of this Third Amendment.

(d)          Representations and Warranties; No Default. Immediately after giving effect to this Amendment:

(i)          the representations and warranties contained in Article III of the Existing Credit Agreement (as amended by this Amendment, the “Amended Credit Agreement”) and the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties shall be true and correct in all material respects as of such earlier date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true, correct and complete in all respects as of such earlier date); and

(ii)          there exists no Default or Event of Default.

SECTION 5          Post-Closing.

(a)          Concurrently with the consummation of the MDA Sale Transactions, the Administrative Agent and the Lenders shall have received a certificate of an Authorized Officer of the Borrower dated as of such date (i) certifying that the MDA Sale Transactions were consummated and (ii) attaching true and correct copies of the Definitive Agreements and the MDA Security Documents (other than the MDA Security Agreement).

(b)          Concurrently with the consummation of the MDA Sale Transactions, the Borrower shall deliver to the Administrative Agent and Lenders, a pro forma business plan for the next twelve months that (i) has been approved by the Borrower’s Board of Directors, (ii) is consistent with the Borrower’s focus on the core development of Products (as defined in the LOI), and (iii) is reasonably satisfactory to the Lenders.

(c)          Within four (4) Business Days of the consummation of the MDA Sale Transactions (i) the SatixFy Share Issuance shall have occurred and (ii) the Borrower shall have delivered a written confirmation to Lenders with respect to tax requirements in connections with the SatixFy Share Issuance, in a form substantially similar to what was delivered on the Effective Date, and the Lenders shall have provided notice, which may be by email, to the Administrative Agent confirming such issuance.

(d)          Within one (1) Business Day after the Amendment Effective Date, Borrower shall have paid in immediately available funds, all reasonable and documented costs and expenses of the Administrative Agent and the Lenders party hereto in an amount not to exceed $75,000, and the reasonable documented fees and disbursements of counsel to the Administrative Agent and the Lenders party hereto, in connection with the negotiation, preparation, execution and delivery of this Amendment and any other documents to be delivered in connection herewith on the Amendment Effective Date or after such date.

(e)          By June 7, 2023, the Borrower shall have received the Advance Payment, and delivered a written confirmation to the Lenders (which may be by email) of the receipt of such payment.

(f)          Notwithstanding anything herein or in any other Loan Document to the contrary, the failure of the Borrower to satisfy any of the obligations in this Section 5 within the time period set forth herein shall automatically result in an Event of Default.

SECTION 6          Miscellaneous.

(a)          Loan Documents Otherwise Not Affected; Reaffirmation. Except as expressly amended pursuant hereto or referenced herein, the Existing Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects. The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future. The Borrower hereby reaffirms the grant of security under Section 3 of the Security Agreement and any other applicable Security Document and hereby reaffirms that such grants of security in the Collateral secures all Secured Obligations (as defined in the Security Agreement) under the Amended Credit Agreement and the other Loan Documents.

(b)          Conditions. For purposes of determining compliance with the conditions specified in Section 4, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Amendment Effective Date specifying its objection thereto. The Lenders signatory to this Amendment constitute Required Lenders for all purposes of this Amendment.

(c)          Release. In consideration of the agreements of Administrative Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself, the other Loan Parties and its and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Administrative Agent and each Lender, and its and their successors and assigns, and its and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Administrative Agent, the Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, any other Loan Party or any of its or their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Existing Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (collectively, the “Released Claims”). The Borrower understands, acknowledges and agrees that the release set forth above (the “Release”) may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. Without the generality of the foregoing, the Borrower hereby waives the provisions of any statute or doctrine that prevents a general release from extending to claims unknown by the releasing party. The Borrower acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Claims.  The Borrower acknowledges that the Release constitutes a material inducement to Administrative Agent and the Lenders to enter into this Amendment and that Administrative Agent and the Lenders would not have done so but for Administrative Agent’s and the Lenders’ expectation that the Release is valid and enforceable in all events. Notwithstanding the foregoing Section 6(c), nothing in this Amendment is intended to, and shall not, release the Borrower’s rights and obligations under this Amendment or bar the Borrower from seeking to enforce or effectuate this Amendment.

(d)         No Reliance. The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that it is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(e)           Binding Effect. This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f)            Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

(g)          Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial. Each of the parties hereto hereby irrevocably and unconditionally agrees that Sections 9.09(b), 9.09(c), 9.09(d) and 9.10 of the Existing Credit Agreement are incorporated herein mutatis mutandis.

(h)           Headings and Recitals. Section and Subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect. The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

(i)          Complete Agreement; Amendments. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(j)            Severability of Provisions. Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(k)          Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment. Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(l)            Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

(m)         Electronic Execution of Certain Other Documents. The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Balance of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly exe ,uted this Amendment, as of the date f1זst above written.

SATIXFY COMMUNICATIONS LTD,
as Borrower

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim C.F.O

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Executive Chairman

[Signature Page to Consent and Third Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:	/s/ Raye Goldsborough
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

FP CREDIT PARTNERS AIV, L.P.,
as a Lender

By: FP Credit Partners GP, L.P.
Its: General Partner

By: FP Credit Partners GP Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

FP CREDIT PARTNERS PHOENIX AIV, L.P.,
as a Lender

By: FP Credit Partners GP, L.P.
Its: General Partner

By: FP Credit Partners GP Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

ACKNOWLEDGMENT AND REAFFIRMATION

June 2, 2023

By its execution hereof, each Subsidiary Guarantor hereby expressly (a) represents and warrants that (i) it has the corporate or limited liability company, as applicable, power and authority to execute, deliver and perform this Acknowledgment and Reaffirmation, (ii) it has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Acknowledgment and Reaffirmation, (iii) this Acknowledgment and Reaffirmation has been duly executed and delivered on behalf of such Subsidiary Guarantor, and (iv) this Acknowledgment and Reaffirmation constitutes a legal, valid and binding obligation of such Subsidiary Guarantor, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), (b) consents to the Consent and Third Amendment to Credit Agreement dated as of the date hereof, by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent for the lenders (the “Amendment”; all capitalized undefined terms used herein shall have the meanings assigned in the Amendment and if not defined in the Amendment, shall have the meanings assigned thereto in the Amended Credit Agreement (as defined in the Amendment)) and (c) acknowledges that the covenants, representations, warranties and other obligations set forth in the Amended Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect. In furtherance of the foregoing, each Subsidiary Guarantor (i) affirms that each of the Liens granted in or pursuant to the Security Documents are valid and subsisting, (ii) agrees that the Agreement shall in no manner impair or otherwise adversely affect any of the Liens granted in or pursuant to the Security Documents, (iii) reaffirms its guarantee of the Guaranteed Obligations, as set forth in that certain Guaranty dated as of February 1, 2022 and (iv) irrevocably and unconditionally agrees that Sections 6(c), (f) and (g) of the Amendment are incorporated herein mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim C.F.O

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:	/s/ David Willetts
Name: David Willetts
Title: Director

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:	/s/ David Willetts
Name: David Willetts
Title: Director

By:
Name:
Title: